Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-182194

February 25, 2015

Pricing Term Sheet

February 25, 2015

Discovery Communications, LLC

$300,000,000 3.45% Senior Notes due 2025

Issuer:	Discovery Communications, LLC
Guarantor:	Discovery Communications, Inc.
Principal Amount:	$300,000,000
Security Type / Format:	Senior Notes / SEC registered
Maturity Date:	March 15, 2025
Coupon:	3.45%
Price to Public:	99.915%
Yield to Maturity:	3.46%
Benchmark Treasury:	2.000% UST due February 15, 2025
Spread to Benchmark Treasury:	T+150 bps
Benchmark Treasury Spot and Yield:	100-11+ / 1.960%
Net Proceeds to Issuer (after underwriting discount, but before expenses):	$297,795,000
Use of Proceeds:	Discovery Communications, LLC intends to use the net proceeds of the offering to repay a portion of its 3.700% Senior Notes due June 2015 and for general corporate purposes, including the acquisition of other companies or businesses, repayment and refinancing of debt, working capital, capital expenditures and the repurchase by Discovery Communications, Inc. of its capital stock.
Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2015
Make-Whole Call:	Prior to December 15, 2024, the Senior Notes will be redeemable in whole or in part, at the option of Discovery Communication LLC at any time and from time to time, at a “make-whole premium” redemption price equal to the greater of: (i) 100% of the principal amount of the Senior Notes to be redeemed and (ii) as determined by the Quotation Agent (as defined in the prospectus supplement), the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Adjusted Treasury Rate (as defined in the prospectus supplement) plus 25 basis points, plus accrued interest on the principal amount being redeemed to the date of redemption.

Par Call:	On or after December 15, 2024, plus accrued and unpaid interest, if any.
Change of Control Offer to Purchase:	If a Change of Control Triggering Event (as defined in the prospectus supplement) occurs, unless Discovery Communications LLC has exercised its right to redeem the Senior Notes, Discovery Communications LLC must offer to repurchase the Senior Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.
Trade Date:	February 25, 2015
Settlement Date:	March 2, 2015 (T+3)
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	25470DAK5 / US25470DAK54
Ratings*:	Baa2 (stable) Moody’s Investors Service, Inc. BBB (stable) Standard & Poor’s Ratings Services BBB (stable) Fitch Ratings Ltd.
Joint Bookrunners:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. RBS Securities Inc. BNP Paribas Securities Corp. Goldman, Sachs & Co. Wells Fargo Securities, LLC
Co-Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by telephone collect at 1-212-834-4533, Citigroup Global Markets Inc. by phone at 1-800-831-9146 or RBS Securities Inc. by fax at 1-203-873-4534.

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